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[Janus Letterhead]

July 14, 2009

VIA EDGAR

Mr. Patrick Scott
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re: JANUS ASPEN SERIES (the "Registrant")
    1933 Act File No. 033-63212
    1940 Act File No. 811-07736
    Post-Effective Amendment No. 46

Dear Mr. Scott:

On behalf of the Registrant and its portfolios (each a "Portfolio," and collectively, the "Portfolios"), this letter is to respond to your comments made by telephone on April 2, 2009 with respect to the Registrant's Post-Effective Amendment No. 46 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 13, 2009. The comments of the Staff of the U.S. Securities and Exchange Commission (the "Staff") and the Registrant's responses to Staff comments are as follows:

1. STAFF COMMENT: The Staff requested that the Registrant respond in writing to all Staff comments.

     RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. STAFF COMMENT: General Instruction C(3)(a) of Form N-1A states that only the Cover Page or a table of contents can precede Items 2 and 3 (Risk/Return Summary) in the prospectus. The Staff asked the Registrant to amend the prospectus for the Modular Portfolio Construction Portfolio to comply with the General Instruction.

     RESPONSE: The Registrant believes that the Modular Portfolio Construction Portfolio prospectus complies with the General Instructions of Form N-1A and the "Plain English Rules" under Rule 421(d) of the Securities Act of 1933. The section titled "Modular Portfolio Construction Portfolio" that precedes the section titled "Risk/Return Summary" serves as an introduction that explains the investment objective and strategy of a portfolio that is a "fund of funds." The Registrant believes that the section is an extension of the Risk/Return Summary. General Instruction C states that "A Fund's prospectus should clearly disclose the fundamental characteristics and risks of the Fund.....The prospectus should emphasize the overall investment approach and strategy." The Registrant believes that the introduction section assists
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     in helping a shareholder understand the investment approach and strategy of a fund of funds structure.

     The approach that the Registrant has taken is based upon the guidance provided in the "Plain English Rules," which suggests that the information required in a prospectus need not follow the order of the items or requirements of the form and shall be set in a fashion as not to obscure any required information or any information necessary to keep information from being incomplete or misleading. All information in a prospectus should be understandable. The Registrant believes that the inclusion of the introduction section follows this guidance.

     Similar disclosure appears in the prospectus for the Janus Smart Portfolios and Janus Adviser Modular Portfolio Construction Fund, each a "fund of funds" which have been previously reviewed by the Staff. In addition, please note that the use of an introduction section has been used by other "fund of funds" in the mutual fund industry. (See ING Diversified International Fund Prospectus dated February 27, 2009 (SEC Accession No. 0001193125-09-039277) and Schwab Target Funds Prospectus dated February 28, 2009 (SEC Accession No. 0000950134-09-004017).)

3. STAFF COMMENT: Include additional disclosure regarding the statement in the Modular Portfolio Construction Portfolio prospectus that "There is a risk that you may achieve lower returns by investing in the Portfolio instead of investing in the underlying funds."

     RESPONSE: The Registrant responds by noting that the Portfolio's returns could be lower because the performance of the Portfolio is based upon returns of all underlying funds. One underlying fund may lower the return of the entire Portfolio. The Registrant has amended its disclosure as follows:

          "There is a risk that you may achieve lower returns by investing in the Portfolio instead of investing in the underlying funds. The Portfolio's returns are directly related to the aggregate performance and expenses of the underlying funds in which it invests."

4. STAFF COMMENT: With respect to Portfolios that have portfolio turnover rates higher than 100%, the Staff requested that the Registrant include "Portfolio Turnover Risk" in the applicable Portfolio's Risk/Return Summary.

     RESPONSE: The Registrant amended its disclosure by focusing on the impact of current market conditions on portfolio turnover. The increased portfolio turnover rate for certain Portfolios compared to more recent historical turnover has largely been the result of the current unprecedented market conditions and does not necessarily represent the investment strategy of a Portfolio. Instead of including "Portfolio Turnover Risk," the prospectus description of "Market Risk" has been amended to include the following:

          "It is also important to note that recent events in the equity and fixed-income markets have resulted, and may continue to result, in an unusually high degree of volatility in the markets, both domestic and international. These events and the resulting market upheavals
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          may have an adverse effect on the Portfolio such as a decline in the value and liquidity of many securities held by the Portfolio, unusually high and unanticipated levels of redemptions, an increase in portfolio turnover, a decrease in net asset value, and an increase in Portfolio expenses. Because the situation is unprecedented and widespread, it may also be unusually difficult to identify both investment risks and opportunities and could limit or preclude the Portfolio's ability to achieve its investment objective. The market's behavior is unpredictable and it is impossible to predict whether or for how long these conditions will continue. Therefore, it is important to understand that the value of your investment may fall, sometimes sharply, and you could lose money."

5. STAFF COMMENT: The Staff noted that for portfolios with "global," "international," or "worldwide" in their names, that such portfolios should each invest in securities of at least ten countries and have at least 40% of its assets invested in securities of foreign countries, excluding the U.S.

     RESPONSE: Consistent with investment policies and restrictions of each of these Portfolios, the Registrant has previously added or revised disclosure as appropriate to reflect that such Portfolios invest in several countries. The Registrant believes its investment policies are consistent with formal SEC guidance.

6. STAFF COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

     RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.

Regards,


/s/ Rodney A. DeWalt

Rodney A. DeWalt
Legal Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Robin Nesbitt, Esq.
    Donna Brungardt